UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Immunome, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

45257U108
(CUSIP Number)

Isaac Barchas 21 E. 93rd Street #2 New York, NY 10128 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

January 1, 2024 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45257U108	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Arsenal Bridge Venture II, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,471,613

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,471,613

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,471,613

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

OO

(1)
As reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2024, as of August 7, 2024, there were 60,054,732 shares of Common Stock issued and outstanding. Percent ownership calculations in this Statement are calculated by using a denominator of (a) 60,054,732 shares of Common Stock outstanding plus (b) 90,731 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of August 21, 2024, beneficially owned by the Reporting Persons

CUSIP No. 45257U108	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Arsenal Bridge Venture II-B, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

942,768

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

942,768

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

942,768

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No. 45257U108	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Arsenal Bridge Advisors, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,414,381

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,414,381

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,414,381

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No. 45257U108	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

RBP Catalyst Fund, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

176,267

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

176,267

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

176,267

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 45257U108	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Research Bridge Partners, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

297,947

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

297,947

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

297,947

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 45257U108	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Isaac Barchas

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

212,411

	8	SHARED VOTING POWER

2,414,381

	9	SOLE DISPOSITIVE POWER

212,411

	10	SHARED DISPOSITIVE POWER

2,414,381

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,626,792

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 45257U108	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

James Graham

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,414,381

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,414,381

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,414,381

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 45257U108	SCHEDULE 13D

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to shares of common stock, par value $0.0001 per share (“Common Stock”), of Immunome, Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on October 12, 2023 (the “Original Schedule 13D,” and as amended by Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

(a)  This Statement is being filed by:

1.	Arsenal Bridge Venture II, LLC, a Delaware limited liability company (“ABV II”),
2.	Arsenal Bridge Venture II-B, LLC, a Delaware limited liability company (“ABV II-B”),
3.	Arsenal Bridge Advisors, LLC, a Delaware limited liability company (the “Investment Adviser”)
4.	RBP Catalyst Fund, L.P., a Delaware limited partnership (“RBP Catalyst”),
5.	Research Bridge Partners, Inc., a Delaware corporation (“RBP”),
6.	Isaac Barchas, and
7.	James Graham (collectively, the “Reporting Persons”).

Each of ABV II, ABV II-B, RBP Catalyst, RBP and Isaac Barchas is the record and direct beneficial owner of the shares of Common Stock covered by this Statement.

The Investment Adviser is the investment adviser of ABV II and ABV II-B and may be deemed to beneficially own securities owned by ABV II and ABV II-B pursuant to a power of attorney from ABHMC II, LLC, the managing member of ABV II and ABV II-B. Each of Isaac Barchas and James Graham may be deemed to beneficially own securities owned by ABV II and ABV II-B.

RBP is the general partner of RBP Catalyst and may be deemed to beneficially own securities owned by RBP Catalyst. Mr. Barchas was previously the Chief Executive Officer of RBP and exercised voting and investment power over the shares owned by RBP and RBP Catalyst, and therefore may have been deemed to beneficially own securities owned RBP and RBP Catalyst. On January 1, 2024, Mr. Barchas resigned as Chief Executive Officer of RBP and no longer exercises voting and investment power over the shares owned by RBP and RBP Catalyst. RBP and RBP Catalyst are no longer members of the Schedule 13(d) group and shall cease to be Reporting Persons immediately upon filing of this Amendment No. 1.

(b)  The address of the principal business office of each Reporting Person is 1807 W. 11th Street, Austin, Texas, 78703.

(c)  The principal business of ABV II and ABV II-B is purchasing, holding and selling securities for investment purposes. The principal business of the Investment Adviser is serving as investment manager of ABV II and ABV II-B. The principal business of RBP Catalyst is purchasing, holding and selling securities to support the charitable purpose of RBP. The principal business of RBP is advancement of science in the public interest. The principal business of Isaac Barchas is as a senior advisor to RBP. The principal business of James Graham is managing RBP Catalyst's investments.

The directors and executive officers of RBP are listed on Schedule I attached hereto, which is incorporated herein by reference into this Item 2 (“Schedule 1”).

The Reporting Persons have entered into a Joint Filing Agreement, dated October 12, 2023, a copy of which is filed with the Original Schedule 13D as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this Statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Statement.

(d)  During the last five years, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule 1, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Isaac Barchas, James Graham and each of the other persons set forth on Schedule 1 are United States citizens, and the other Reporting Persons are organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On October 27, 2023, Mr. Barchas received a grant of 41,538 unvested stock options of Immunome under Immunome’s non-employee director compensation policy, of which 13,846 stock options are exercisable within 60 days of August 21, 2024.

Item 5. Interest in Securities of the Issuer.

(a) and (b)  The information set forth in Items 7-13 of the cover pages is hereby incorporated by reference into this Item 5(a) and (b).

(c)  The information set forth in Item 3 is hereby incorporated by reference into this Item 5(c).

Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule 1, has effected any transactions in the Common Stock in the past 60 days.

(d)  Not applicable.

(e)  The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on February 16, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dates:  August 21, 2024

Arsenal Bridge Venture II, LLC
By:	ABHMC II, LLC, its Managing Member
By:	/s/ Isaac Barchas
Name:	Isaac Barchas
Title:	Managing Member

Arsenal Bridge Venture II-B, LLC
By:	ABHMC II, LLC, its Managing Member
By:	/s/ Isaac Barchas
Name:	Isaac Barchas
Title:	Managing Member

Arsenal Bridge Advisors, LLC

By:	/s/ Isaac Barchas
Name:	Isaac Barchas
Title:	Authorized Person

RBP Catalyst Fund, L.P.
By:	Research Bridge Partners, LLC, its General Partner
By:	/s/ Isaac Barchas
Name:	Isaac Barchas
Title:	Managing Member

Research Bridge Partners, Inc.

By:	/s/ Isaac Barchas
Name:	Isaac Barchas
Title:	President & CEO

/s/ Isaac Barchas
Isaac Barchas

/s/ James Graham
James Graham

SCHEDULE 1
Executive Officers and Directors

The name and principal occupation of each executive officer and director of Research Bridge Partners, Inc. (“RBP”) are set forth below.  The address for each person listed below is c/o Research Bridge Partners, Inc., 1807 W. 11th Street, Austin, Texas, 78703.  All executive officers and directors listed are United States citizens.  Except as included in the Schedule 13D, none of the executive officers or directors of RBP owns any shares of common stock, par value $0.0001 per share, of Immunome, Inc.

Executive Officer:
Name	Principal Occupation
Lydia McClure	Chair of the Board, President & Chief Executive Officer, Secretary

Directors:
Name	Principal Occupation
Lydia McClure	Chair of the Board, President & Chief Executive Officer, Secretary
Ann Arvin	Medical doctor
Matt Trembley	Chief Executive Officer of Blackbird Labs
Lydia Meyer-Turkson	Head of North America Public-Private Partnership at Philips
Isaac Barchas	Senior Advisor to RBP